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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-QSB
                       For Period Ended: June 30, 1996



                                 IEH Corporation
                              (Name of Registrant)



               140 58th Street, Suite 8E, Brooklyn, New York 11220
                     (Address of Principal Executive Office)




                                     0-5278
                            (Commission File Number)



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                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report on Form 10-QSB will be
                           filed on or before the fifteenth calendar day following the prescribed due date;

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


Part III

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



IEH Corporation (the "Company") is unable to file its Form 10QSB for the quarter ended June 30, 1996 without unreasonable expense and effort due to its independent accountants' inability to finish the required financial statements with sufficient time for management to review the financial statements with its independent accountants and to prepare the management discussion and analysis.

Part IV


         (1) Name and telephone number of person to contact in regard to this notification.

                Robert Knoth                             (718) 492-9623
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         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [ ]                   No [X]

              Report on 10-KSB for fiscal year ended March 29, 1996.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes [ ]                   No [X]



         IEH Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 1996                By: /s/ Robert Knoth
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                                         Name:  Robert Knoth
                                         Title: Chief Financial Officer